UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 1, 2011

Commission File Number: 000-30134

CDC CORPORATION

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

11/F, ING Tower

308 Des Voeux Road Central

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

3.75% Senior Exchangeable Convertible Notes Due 2011

On June 28, 2011, the New York Supreme Court (the “Court”) granted Evolution’s (as hereinafter defined) motion for summary judgment with respect to Evolution’s case against CDC Corporation (the “Company”) in the ongoing litigation between the parties. An order with respect to this decision has not yet been entered by the Court, but it is expected to enter judgment in favor of Evolution within approximately thirty (30) days.

Evolution claimed approximately $68.0 million in damages related to this matter, and the parties will have the opportunity to present their respective positions on the proper amount of damages. The Company may also appeal the ruling. The Company’s separate lawsuit against Evolution, in which the Company is seeking injunctive relief, monetary damages in excess of $295.0 million and punitive damages in excess of $500.0 million, and in which the Company has moved to allege that Evolution: (i) communicated confidential and material non-public information to third parties, including hedge funds that have traded the Company’s stock; (ii) sought to interfere with the Company’s plans for the initial public offering of its subsidiary, CDC Software Corporation; and (iii) sought to otherwise tortiously interfere with the operations and control of the Company, remains pending.

In the coming months, the Company intends to file several motions and pleadings with the Court, including a request for a stay of the judgment pending appeal. Depending upon the outcome of the motions and pleadings that the Company files, the Company may appeal the ruling, which may require that the Company to post a bond in the amount of up to the judgment. Based upon current facts and circumstances, the Company believes that it will have the ability, through a combination of internal and external sources, to post a bond, or otherwise pay any amounts that may become due under the Notes or as a result of this decision. By posting the bond, the Company would have the right to suspend execution of the final judgment once issued, which means any judgment would not have to be paid during the appellate process. The appeals process could take approximately one year to complete, and there can be no assurance that the Company will be successful either in reducing or eliminating any award to Evolution, obtaining a bond, or in any potential appeal.

Management of the Company is evaluating the potential impact of the Court’s hearing on the Company and its affiliates.

Furthermore, management has continued to evaluate various alternatives for addressing the Evolution litigation, that are in the best interests of the Company and its shareholders, including the potential repayment of any remaining amounts owed under the Notes, which by their terms are scheduled to mature in November 2011.

On April 21, 2011, each of the Company and Evolution CDC SPV Ltd., Evolution Master Fund Ltd., SPC, Segregated Portfolio M and E1 Fund (collectively, “Evolution”) filed motions for summary judgment with the Court with respect to the ongoing litigation between the parties. On June 28, 2011, the Court heard oral argument on the pending motions for summary judgment and ruled, despite that Company’s objections, that: (i) the Company’s amendments to the 3.75% Senior Exchangeable Convertible Notes Due 2011 (the “Notes”) and the Note Purchase Agreement related thereto (the “NPA”) were invalid; (ii) the initial public offering of the Company’s subsidiary was not a Qualified IPO, as such term is defined in the NPA; (iii) the exercise of the holder redemption put by Evolution in November 2009 was effective; and (iv) that the Company’s non-payment to Evolution of the amount owed pursuant to the holder redemption right represents a default under the Notes and NPA.

There can be no assurance that the Company will be successful in resolving the Evolution matter in a manner favorable to the Company.

This Form 6-K contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to, among other things, the Company’s beliefs regarding the Evolution litigation and the outcome and impact thereof on the Company, the Company’s expected plans to reverse or reduce the ruling once reduced to a judgment, the Company’s expectations regarding obtaining and posting a bond and the suspension of execution of any final judgment, the Company’s beliefs regarding the timing of the appellate process, the Company’s beliefs regarding its lawsuit against Evolution, the Company’s beliefs about its ability, through a combination of internal and external sources, to post a bond, or otherwise pay any amounts that may become due under the Notes or as a result of this decision, the Company’s beliefs about any successful resolution of this matter, and other statements which are not historic fact. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, many of which are outside of our control, including the risk that the Company will not prevail in its future efforts with respect to this matter, including the Company’s efforts to reverse or reduce the jury’s award, or that the Company will not prevail on appeal; the risk of any potential impact a verdict in this case may have on other disputes the Company now or may in the future have; the potential impact of this matter on our business and customers; the risk of obtaining a bond in a sufficient amount and upon terms acceptable to the Company, and other risks. Further information on risks or other factors that could cause results to differ is detailed in CDC Corporation’s filings or submissions with the United States Securities and Exchange Commission, and those of our subsidiary, CDC Software Corporation. All forward-looking statements included herein are based upon information available to management as of the date hereof, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date hereof. The Company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 1, 2011

CDC CORPORATION

By:	/s/ Donald L. Novajosky
Name:	Donald L. Novajosky
Title:	Vice President and Associate General Counsel